SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF SEPTEMBER 2006

                                 LANOPTICS LTD.
                              (Name of Registrant)

               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

            INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.

                    FORM 20-F [X]           FORM 40-F [_]

            INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(b)(1): [_]

            INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(b)(7): [_]

            INDICATE BY CHECK MARK WHETHER BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM, THE REGISTRANT IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               YES [_]     NO [X]

            IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b): 82- _________

THIS FORM 6-K IS BEING INCORPORATED BY REFERENCE INTO THE REGISTRANT'S FORM F-3 REGISTRATION STATEMENTS FILE NOS. 333-112136 AND 333-121611 AND FORM S-8 REGISTRATION STATEMENTS FILE NOS. 33-71822 AND 333-134593.

                                 LANOPTICS LTD.

6-K Items

1. Interim Consolidated Financial Statements of LanOptics Ltd. and it subsidiaries as of June 30, 2006, Selected Consolidated Financial Data and Management's Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2006.

                                                                          ITEM 1

                       LANOPTICS LTD. AND ITS SUBSIDIARIES

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2006

                                    UNAUDITED

                       LANOPTICS LTD. AND ITS SUBSIDIARIES

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                               AS OF JUNE 30, 2006

                                 IN U.S. DOLLARS

                                    UNAUDITED

                                      INDEX

                                                                           PAGE
                                                                          ------

INTERIM CONSOLIDATED BALANCE SHEETS                                        1 - 2

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS                                3

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIENCY                    4

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS                              5 - 6

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS                        7 - 14

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                 JUNE 30,    DECEMBER 31,
                                                                   2006          2005
                                                                ---------    ------------
                                                                UNAUDITED       AUDITED
                                                                ---------    ------------
      ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                    $  13,726    $     14,115
   Marketable securities                                            2,017           5,437
   Trade receivables, net of allowance for doubtful accounts
     $ 49 as of June 30, 2006 and December 31, 2005.                1,048             931
   Other accounts receivable and prepaid expenses                     278             300
   Inventories                                                      2,126           2,098
                                                                ---------    ------------

TOTAL current assets                                               19,195          22,881
                                                                ---------    ------------

LONG-TERM INVESTMENTS:
   Prepaid development and production costs, net                      336             381
   Severance pay fund                                               1,727           1,564
                                                                ---------    ------------

TOTAL long-term investments                                         2,063           1,945
                                                                ---------    ------------

PROPERTY AND EQUIPMENT, NET                                           358             351
                                                                ---------    ------------

OTHER ASSETS:
   Purchased technology, net                                          690             861
   Goodwill                                                         4,833           4,833
                                                                ---------    ------------

TOTAL other assets                                                  5,523           5,694
                                                                ---------    ------------

TOTAL assets                                                    $  27,139    $     30,871
                                                                =========    ============

     The accompanying notes are an integral part of the interim consolidated financial statements.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

                                                                 JUNE 30,    DECEMBER 31,
                                                                  2006           2005
                                                                ---------    ------------
                                                                UNAUDITED       AUDITED
                                                                ---------    ------------
      LIABILITIES AND SHAREHOLDERS' DEFICIENCY

CURRENT LIABILITIES:
   Trade payables                                               $     482    $        338
   Other accounts payable and accrued expenses                      2,067           1,916
                                                                ---------    ------------

TOTAL current liabilities                                           2,549           2,254
                                                                ---------    ------------

LONG-TERM LIABILITIES:
   Accrued severance pay                                            2,234           1,990
   Warrants to redeemable preferred shares in EZchip                  248             253
                                                                ---------    ------------

TOTAL long-term liabilities                                         2,482           2,243
                                                                ---------    ------------

EMPLOYEES STOCK OPTIONS IN EZchip                                     225               -
                                                                ---------    ------------

REDEEMABLE PREFERRED SHARES IN EZchip                              19,000          18,499
                                                                ---------    ------------

PREFERRED SHARES IN EZchip                                         20,068          20,068
                                                                ---------    ------------

SHAREHOLDERS' DEFICIENCY:
   Share capital
     Ordinary shares of NIS 0.02 par value -
     Authorized: 30,000,000 shares at June 30, 2006 and
     December 31, 2005; Issued and outstanding:11,650,021
     and 11,633,771 shares at June 30, 2006 and December
     31, 2005, respectively                                            75              75
   Additional paid-in capital                                      61,252          61,185
   Accumulated other comprehensive loss                               (14)            (36)
   Accumulated deficit                                            (78,498)        (73,417)
                                                                ---------    ------------

TOTAL shareholders' deficiency                                    (17,185)        (12,193)
                                                                ---------    ------------

TOTAL liabilities and shareholders' deficiency                  $  27,139    $     30,871
                                                                =========    ============

     The accompanying notes are an integral part of the interim consolidated financial statements.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)

                                                                      SIX MONTHS ENDED
                                                                          JUNE 30,                  YEAR ENDED
                                                               -------------------------------      DECEMBER 31,
                                                                   2006              2005              2005
                                                               -------------     -------------     -------------
                                                                          UNAUDITED                   AUDITED
                                                               -------------     -------------     -------------
Revenues                                                       $       3,012     $       3,876     $       5,848
Costs of revenues(1)                                                   1,390              1488             2,350
Amortization of developed technology                                     171               120               291
                                                               -------------     -------------     -------------

Gross profit                                                           1,451             2,268             3,207
                                                               -------------     -------------     -------------

Operating expenses:
  Research and development(1)                                          4,278             4,770             8,215
  In-process research and development write-off                            -             1,475             1,475
  Selling and marketing(1)                                             1,340             1,171             2,245
  General and administrative(1)                                          748               745             1,398
                                                               -------------     -------------     -------------

TOTAL operating expenses                                               6,366             8,161            13,333
                                                               -------------     -------------     -------------

Operating loss                                                        (4,915)           (5,893)          (10,126)
Financial and other expenses, net                                       (178)             (110)             (312)
                                                               -------------     -------------     -------------

Loss before minority interest in                                      (5,093)           (6,003)          (10,438)
                                                               -------------     -------------     -------------

Minority interest in losses of EZchip                                     12               206               206
                                                               -------------     -------------     -------------

Net loss before cumulative effect of change in accounting
  principle                                                           (5,081)           (5,797)          (10,232)
                                                               =============     =============     =============

Cumulative effect of change in accounting principle                        -                 -              (115)


Net loss                                                       $      (5,081)    $      (5,797)    $     (10,347)
                                                               =============     =============     =============

Net loss per share before cumulative effect of change in
  accounting principle                                         $       (0.44)    $       (0.54)    $       (0.92)
                                                               =============     =============     =============


Basic and diluted net loss per share                           $       (0.44)    $       (0.54)    $       (0.93)
                                                               =============     =============     =============

Weighted average number of ordinary shares used in computing
  net loss per share                                              11,642,031        10,670,815        11,156,250
                                                               =============     =============     =============

(1) Stock-based compensation expense is included in the following line items for the six months ended June 30, 2006:

      Cost of goods sold                                       $           2
      Research and development                                           156
      Selling and marketing                                               45
      General and administrative                                          22
                                                               -------------
      TOTAL                                                    $         225
                                                               =============


     The accompanying notes are an integral part of the interim consolidated financial statements.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

INTERIM STATEMENTS OF CHANGES IN SHARHOLDERS' DEFICIENCY
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share data)

                                                                       ACCUMULATED
                                     NUMBER OF            ADDITIONAL      OTHER                         TOTAL           TOTAL
                                     ORDINARY     SHARE    PAID-IN    COMPREHENSIVE   ACCUMULATED   COMPREHENSIVE   SHAREHOLDERS'
                                      SHARES     CAPITAL   CAPITAL     GAIN (LOSS)      DEFICIT         LOSS         DEFICIENCY
                                   ------------  -------  ----------  -------------   -----------   -------------   -------------
Balance as of January 1, 2005      $ 10,626,285  $    70  $   53,193  $         (84)  $   (63,070)                  $      (9,891)

Issuance of shares, net               1,006,486        5       7,951              -             -                           7,956
Exercise of options                       1,000  *)    -           3              -             -                               3
Compensation related to options
  granted to employees                        -        -          38              -             -                              38
Comprehensive loss:                           -        -           -              -             -                               -
  Other comprehensive income -
    unrealized gain on
    available-for-sale securities             -        -           -             48             -   $          48              48
Net loss                                      -        -           -              -       (10,347)        (10,347)        (10,347)
                                   ------------  -------  ----------  -------------   -----------   -------------   -------------

Total comprehensive loss                                                                            $     (10,299)
                                                                                                    =============
Balance as of December 31, 2005      11,633,771       75      61,185            (36)      (73,417)                        (12,193)

Exercise of options                      16,250  *)    -          67              -             -               -              67
Comprehensive loss:
  Other comprehensive income -
    unrealized gain on
    available-for-sale securities             -        -           -             22             -              22              22
Net loss                                      -        -           -              -        (5,081)         (5,081)         (5,081)
                                   ------------  -------  ----------  -------------   -----------   -------------   -------------

Total comprehensive loss                                                                            $      (5,059)
                                                                                                    =============
Balance as of June 30, 2006
  (unaudited)                      $ 11,650,021  $    75  $   61,252  $         (14)  $   (78,498)                  $     (17,185)
                                   ============  =======  ==========  =============   ===========                   =============

*)    Represents an amount lower than $ 1.

    The accompanying notes are an integral part of the interim consolidated financial statements.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                       SIX MONTHS ENDED
                                                                           JUNE 30,         YEAR ENDED
                                                                     -------------------   DECEMBER 31,
                                                                       2006       2005         2005
                                                                     --------   --------   ------------
                                                                           UNAUDITED         AUDITED
                                                                     -------------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:

   Net loss                                                          $ (5,081)  $ (5,797)  $    (10,347)
   Adjustments to reconcile net loss to net cash used in
     operating activities:
     Depreciation and amortization                                        339        291            625
     Interest and amortization of premium on marketable
       securities                                                          42         77            152
     Write-off of in-process research and development                       -      1,475          1,475
     Loss from sale of marketable debt securities                           -          8              9
     Accrued interest on redeemable preferred shares in EZchip            501        388            890
     Capital gain loss from sale of property and equipment                (12)         -             (3)
     Accrued severance pay, net                                            81        (52)           (70)
     Stock-based compensation related to options granted to
       employees                                                          225         38             38
     Minority interest in losses of EZchip                                (12)      (206)          (206)
     Cumulative effect of change in accounting principle                    -          -            115
     Change in fair value of warrants to redeemable preferred
       shares                                                              (5)         -             (9)
     Increase in trade receivables                                       (117)    (1,044)          (151)
     Decrease in other accounts receivable and prepaid expenses            22        428            403
     Increase (decrease) in inventory                                     (28)    (1,077)          (819)
     Increase (decrease) in trade payables                                144        841           (518)
     Increase (decrease) in other accounts payable and accrued
       expenses                                                           151       (281)          (562)
                                                                     --------   --------   ------------

Net cash used in operating activities                                  (3,750)    (4,911)        (8,978)
                                                                     --------   --------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES:

   Proceeds from sale and redemption marketable securities
     debts                                                              3,400      1,997          6,566
   Purchase of property and equipment                                    (130)      (131)          (217)
   Proceeds from sale of property and equipment                            12          -             14
                                                                     --------   --------   ------------

Net cash provided by investing activities                            $  3,282   $  1,866   $      6,363
                                                                     --------   --------   ------------

     The accompanying notes are an integral part of the interim consolidated financial statements.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                  SIX MONTHS ENDED
                                                      JUNE 30,         YEAR ENDED
                                                -------------------   DECEMBER 31,
                                                  2006       2005         2005
                                                --------   --------   ------------
                                                     UNAUDITED           AUDITED
                                                -------------------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES:

  Issuance of shares, net                              -          -            (11)
  Issuance of redeemable preferred shares in
    EZchip, net                                        -          -          3,028
  Proceeds from exercise of options                   67          3              3
  Proceeds from exercise of options in EZchip         12        206            206
                                                --------   --------   ------------

Net cash provided by financing activities             79        209          3,226
                                                --------   --------   ------------

Increase (decrease) in cash and cash
  equivalents                                       (389)    (2,836)           611
Cash and cash equivalents at the beginning
  of the period                                   14,115     13,504         13,504
                                                --------   --------   ------------

Cash and cash equivalents at the end of the
  period                                        $ 13,726   $ 10,668   $     14,115
                                                ========   ========   ============

NON-CASH ACTIVITIES (the "Swap Transaction")

  EZchip Preferred A,B,C and Ordinary Shares
    Intangible assets acquired:                            $  1,142   $      1,142
    Developed technology                                        517            517
    Goodwill                                                  4,833          4,833
    In-process research and development                       1,475          1,475
                                                           --------   ------------

    Issuance of ordinary shares                            $  7,967   $      7,967
                                                           ========   ============

           The accompanying notes are an integral part of the interim consolidated financial statements.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1: - GENERAL

          a. LanOptics Ltd. ("the Company") was incorporated as a limited liability Company under the laws of the State of Israel in 1989. The Company is now operating in the network processor segment, through its business unit, EZchip Technologies Ltd., ("EZchip"), which is engaged in the development of high performance network processors.

                EZchip was established in December 1999 as a wholly-owned subsidiary of the Company. Over the years EZchip raised funds from third party investors while diluting the Company's holding. As of June 30, 2006, the Company holds 60.4% of EZchip shares and of the voting rights.

                EZchip's technology provides packet processing, classification and traffic management on a single chip at wire speed. EZchip's single-chip solutions are used for building networking equipment with extensive savings in chip count, power and cost. Highly flexible processing enables a wide range of applications for metro, carrier-edge and core-enterprise. During 2001, EZchip established a wholly-owned subsidiary, EZchip Inc., in the United States, which is engaged in the marketing of EZchip's products.

          b. The Company's Ordinary shares are traded on the NASDAQ SmallCap Market under the symbol "LNOP" and on the Tel-Aviv Stock Exchange. Prior to April 14, 2003, the Company's Ordinary shares were traded on the NASDAQ National Market.

          c. All of the Company's network processor chips are manufactured by third party subcontractors. While these subcontractors have been able to adequately meet the demands of the Company's increasing business, the Company is and will probably continue to be dependent upon such subcontractors to achieve acceptable manufacturing yields, quality levels and costs, and to allocate to the Company sufficient capacity to meet the Company's needs in a timely manner. Revenues could be materially and adversely affected should these subcontractors fail to meet the Company's demand for products due to a shortage of production capacity, process difficulties, low yield rates or financial instability. For the six months ended June 30, 2006, these major subcontractors accounted for approximately 55% of the Company's cost of revenues.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES

          a. The significant accounting policies applied in the financial statements of the Company as of December 31, 2005, are applied consistently in these financial statements, except as described in Note 2b.

          b.    Accounting for stock based compensation:

                As of June 30, 2006, the Company has stock-based employee compensation plans. Prior to January 1, 2006, the Company accounted for these plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations, as permitted by FASB Statement No.123, Accounting for Stock-Based Compensation. No stock-based employee compensation cost was recognized in the Statement of Operations for the year ended December 31, 2005, nor in the six-month period ended June 30, 2005, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

                In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

                Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), Share-Based Payment, using the modified prospective transition method. Under that transition method, compensation cost recognized in the six-month period ended June 30, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). Results for prior periods have not been restated.

                As a result of adopting Statement 123(R) on January 1, 2006, the Company's net loss for the six-month period ended June 30, 2006 is $225 higher than if it had continued to account for share-based compensation under Opinion 25. Basic and diluted net loss per share for the six-month period ended June 30, 2006 is $0.02 lower than if the Company had continued to account for share-based compensation under APB 25.

                The Company recognizes compensation expenses for the fair value of its awards, based on the straight line method over the requisite service period of the awards.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          b.    Accounting for stock based compensation (cont.)

                GRANTS FOR SIX MONTHS ENDED JUNE 30, 2006 IN EZCHIP:

                The weighted-average estimated fair value of employee stock options granted in EZchip during the six months ended June 30, 2006 was $0.71 per share using the Black and Scholes model with the following weighted-average assumptions (annualized percentages):

                                              SIX MONTHS ENDED   SIX MONTHS ENDED
                                                  JUNE 30,           JUNE 30,           YEAR ENDED
                                                    2006               2005         DECEMBER 31, 2005
                                              ----------------   ----------------   -----------------
                Volatility                           80%              60.9%                 80%
                Risk-free interest rate             4.4%               4.6%               4.28%
                Dividend yield                        0%                 0%                  0%
                Pre vesting forfeiture rate         1.7%                 -                 1.7%

                EZchip used peer companies stock price data for calculating volatility in accordance with SFAS 123(R), allowing exclusive reliance on historical volatility. The Company has no reason to believe that its future volatility for the expected or contractual term is likely to differ from the historical measures. The computation of historical volatility uses a simple average calculation method, a sequential period of historical data at least equal to the expected or contractual term of the employee stock option, and a reasonably sufficient number of price observations are used. As a result of the above-mentioned calculations, the weighted-average volatility used in the model is 80%.

                Prior to the six month period ended June 30, 2006, EZchip had used its historical stock price data for calculating volatility in accordance with SFAS 123 for purposes of presenting its pro forma information.

                The risk-free interest rate assumption is based on observed interest rates appropriate for the term of the Company's employee stock options. The weighted average interest rate used for the six months ended June 30, 2006 was 4.4%.

                The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding. The expected life for options granted in EZchip during the six months ended June 30, 2006 are in the range from
                5.5 to 6.16 years.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          b.    Accounting for stock based compensation (cont.)

                EZchip is required to assume a dividend yield as an input in the Black and Scholes model. The dividend yield assumption is based on the Company's historical and expectation of future dividend payouts and may be subject to substantial change in the future. The dividend yield used for the six months ended June 30, 2006 was 0%.

                The expected annual pre-vesting forfeiture rate (the percentage of options cancelled every year prior to vesting) affects the number of exercisable options. Based on EZchip's employment termination history, the annual pre-vesting forfeiture rate is 1.7%.

                A summary of option activity under EZchip's Stock Option as of June 30, 2006 and changes during the six months ended June 30, 2006 are as follows:

                                                                                 WEIGHTED-
                                                                  WEIGHTED-       AVERAGE
                                                                   AVERAGE       REMAINING
                                                     NUMBER OF    EXERCISE     CONTRACTUAL
                                                      OPTIONS       PRICE     TERM (IN YEARS)
                                                    -----------------------------------------
                                                                    UNAUDITED
                                                    -----------------------------------------
                Outstanding at December 31, 2005    10,208,067   $     0.67              4.89
                Granted                                793,000   $     0.78
                Exercised                              (14,375)  $     0.81
                Forfeited                             (183,656)  $     0.80
                                                    ----------

                Outstanding at June 30, 2006        10,803,036   $     0.73              4.77
                                                    ==========   ==========   ===============

                Exercisable at June 30, 2006         8,818,483   $     0.72              3.94
                                                    ==========   ==========   ===============

                Vested and expected to vest         10,619,384   $     0.73              4.76
                                                    ==========   ==========   ===============

                The weighted-average grant-date value of options granted during the six months ended June 30, 2006 was $ 0.78.

                As of June 30, 2006, there was $ 433 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under EZchip's stock option plans. That cost is expected to be recognized over a weighted-average period of 3 years.

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          b.    Accounting for stock based compensation (cont.)

                The options outstanding as of June 30, 2006 have been separated into ranges of exercise prices, as follows:

                                                       WEIGHTED
                                                       AVERAGE                                         WEIGHTED
                                      OPTIONS         REMAINING                                         AVERAGE
                                  OUTSTANDING AS     CONTRACTUAL       WEIGHTED                     EXERCISE PRICE
                                        OF             LIFE (IN        AVERAGE          OPTIONS     OF EXERCISABLE
                EXERCISE PRICE     JUNE 30, 2006        YEARS)      EXERCISE PRICE    EXERCISABLE       OPTIONS
                --------------    ----------------   ------------   --------------   ------------   --------------
                    $  0.4               2,930,938       0.84                           2,930,938
                    $ 0.72                 156,344       1.01                             156,344
                    $ 0.78                 866,500       10.4                             139,083
                    $ 0.80               2,198,469       8.16                           1,445,984
                    $ 0.82               2,552,262       6.18                           2,058,360
                    $ 1.00               2,098,523       2.97                           2,087,774
                                  ----------------                                   ------------

                                        10,803,036       4.77       $         0.73      8,818,483   $         0.72
                                  ================                  ==============   ============   ==============

                GRANTS IN LANOPTICS:

                The fair value for options granted by LanOptics were estimated at the date of grant using the Black and Scholes valuation model with the following assumptions for 2003: risk-free interest rates of 2.98%; dividend yields of 0%; expected life for an option of four years and excepted volatility of 83.6%. No options were granted by LanOptics during 2004, 2005 and 2006.

                SFAS No.123 requires use of an option valuation model to measure the fair value of the options on the date of grant. Under SFAS No. 123, pro forma information regarding net loss and net loss per share is required, and has been determined as if the Company had accounted for its employee stock options under the fair value method.

                Pro forma information under SFAS 123 for periods prior to fiscal 2006:

                                                                              SIX MONTHS ENDED
                                                                                  JUNE 30,         YEAR ENDED
                                                                              ----------------    DECEMBER 31,
                                                                                    2005              2005
                                                                              ----------------    ------------
                                                                                 UNAUDITED           AUDITED
                                                                              ----------------    ------------
                Net loss as reported                                          $         (5,797)   $    (10,347)
                Add: stock-based employee compensation expense determined
                  under fair value based method                                           (290)           (568)
                Deduct: stock-based employee compensation expense included
                  in reported net loss                                                      38              38
                                                                              ----------------    ------------

                Pro forma net loss                                            $         (6,049)   $    (10,877)
                                                                              ================    ============


                Net loss per share - as reported                              $          (0.54)   $      (0.93)
                                                                              ================    ============
                Pro forma basic and diluted net loss per share                $          (0.57)   $      (0.98)
                                                                              ================    ============

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          b.    Accounting for stock based compensation (cont.)

                A summary of option activity under the Company's Stock Option as of June 30, 2006 and changes during the six months ended June 30, 2006 are as follows:

                                                                               WEIGHTED-
                                                                                AVERAGE
                                                                WEIGHTED-      REMAINING
                                                                 AVERAGE      CONTRACTUAL    AGGREGATE
                                                   NUMBER OF    EXERCISE        TERM (IN     INTRINSIC
                                                    OPTIONS      PRICE           YEARS)        VALUE
                                                   ---------   -----------   -------------   ---------
                                                                         UNAUDITED
                                                   ---------   -----------   -------------   ---------
                Outstanding at December 31, 2005     305,239   $      5.00            4.93
                Granted                                    -             -               -
                Exercised                            (16,250)  $      4.15               -
                Forfeited                                  -             -               -
                                                   ---------

                Outstanding at June 30, 2006         288,989   $      5.05            4.66   $   1,176
                                                   =========   ===========   =============   =========

                Exercisable at June 30, 2006         288,989   $      5.05            4.66   $   1,176
                                                   =========   ===========   =============   =========

                Vested and expected to vest          288,989   $      5.05            4.66   $   1,176
                                                   =========   ===========   =============   =========

                The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the second quarter of fiscal 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on June 30, 2006. This amount changes based on the fair market value of the Company's stock. Total intrinsic value of options exercised for the six months ended June 30, 2006 was $81. As of June 30, 2006, all the compensation costs were already recognized related to non-vested share-based compensation arrangements granted under the Company's stock option plans.

                The options outstanding as of June 30, 2006 have been separated into ranges of exercise prices, as follows:

                                      OPTIONS         WEIGHTED                                         WEIGHTED
                                  OUTSTANDING AS      AVERAGE          WEIGHTED                         AVERAGE
                                        OF           REMAINING         AVERAGE                      EXERCISE PRICE
                                     JUNE 30,       CONTRACTUAL       EXERCISE          OPTIONS     OF EXERCISABLE
                EXERCISE PRICE         2006        LIFE (IN YEARS)      PRICE         EXERCISABLE       OPTIONS
                --------------    --------------   ---------------  --------------   ------------   --------------
                $          2.5             4,250        0.82                                4,250
                $        4.234           194,739         3.5                              194,739
                $         6.93            90,000        7.34                               90,000
                                  --------------                                     ------------

                                         288,989        4.66        $         5.05        288,989   $         5.05
                                  ==============                    ==============   ============   ==============

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          c.    Recently issued accounting pronouncements:

                In July 2006, the FASB issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement.

                FIN 48 applies to all tax positions related to income taxes subject to the Financial Accounting Standard Board Statement No. 109, "Accounting for Income Taxes" ("FAS 109"). This includes tax positions considered to be "routine" as well as those with a high degree of uncertainty.

                FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period unless a significant change occurs in an interim period.

                FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings. Because the guidance was recently issued, we have not yet determined the impact, if any, of adopting the provisions of FIN 48 on our financial position and result of operations.

NOTE 3: - UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year ended December 31, 2006.

                The financial statements should be read in conjunction with the Company's annual financial statements and accompanying notes as of December 31, 2005 included in the Company's Annual Report on Form 20-F

                                             LANOPTICS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 4: - INVENTORIES

                                                 JUNE 30,     DECEMBER 31,
                                                   2006           2005
                                               ------------   ------------
                                                 UNAUDITED      AUDITED
                                               ------------   ------------

                Raw materials                  $        263   $        202
                Work in progress                        147             69
                Finished products                     1,716          1,827
                                               ------------   ------------

                                               $      2,126   $      2,098
                                               ============   ============

                      SELECTED CONSOLIDATED FINANCIAL DATA

We have derived the following selected consolidated financial data as of December 31, 2005 and 2004 and for each of the years ended December 31, 2005, 2004 and 2003 from our consolidated financial statements which have been prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP). Our consolidated financial statements have been audited by Kost, Forer, Gabbay and Kasierer, an affiliate member of Ernst & Young Global, whose report with respect to such consolidated financial statements appears in our Annual Report on Form 20-F for the year ended December 31, 2005 which is incorporated by reference herein.. The consolidated statement of operations data for the six month periods ended June 30, 2006 and 2005 and the consolidated balance sheet data at June 30, 2006 are derived from unaudited consolidated financial statements which, in our opinion, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operation for such periods. The results of operations for the six months ended June 30, 2006 are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements with respect to the three years ended December 31, 2005 and as at December 31, 2004 and 2003 contained in our 2005 Annual Report on Form 20-F.

                             INCOME STATEMENT DATA:
                U.S. dollars in thousands (except per share data)

                                                                                                 SIX MONTHS
                                                              YEAR ENDED DECEMBER 31,          ENDED JUNE 30,
                                                         --------------------------------   -------------------
                                                            2003       2004        2005       2005       2006
                                                         ---------   --------   ---------   --------   --------
Revenues                                                 $   1,756   $  4,746   $   5,848   $  3,876   $  3,012
Costs of revenues                                              624      1,889       2,350      1,488      1,390
Amortization of developed technology                           239       (241)        291       (120)       171
                                                         ---------   --------   ---------   --------   --------
Gross profit                                                   893      2,616       3,207      2,268      1,451

Operating expenses:
Research & development cost, net                             7,219      7,267       8,215      4,770      4,278
In-process research and development write-off                   --         --       1,475      1,475          -
Selling, general and administrative, net                     3,660      3,765       3,643      1,916      2,088
                                                         ---------   --------   ---------   --------   --------
Total operating expenses                                    10,879     11,032      13,333      8,161      6,366

Operating loss                                              (9,986)    (8,416)    (10,126)    (5,893)    (4,915)

Financial and other expenses, net *)                          (418)      (738)       (312)      (110)      (178)
                                                         ---------   --------   ---------   --------   --------
Loss before minority interest                              (10,404)    (9,154)    (10,438)    (6,003)    (5,093)

Minority interest is loss of a subsidiary                       --         --         206        206         12
                                                         ---------   --------   ---------   --------   --------
Net loss before cumulative effect of change in
   accounting principle                                    (10,404)    (9,154)    (10,232)    (5,797)    (5,081)
Cumulative effect of change in accounting principle             --         --        (115)        --         --
                                                         ---------   --------   ---------   --------   --------

Net loss                                                 $ (10,404)  $ (9,154)  $ (10,347)  $ (5,797)  $ (5,081)

Net loss per share (basic and diluted)                   $   (1.23)  $  (0.98)  $   (0.93)  $  (0.54)  $  (0.44)

)*    Reclassified

                               BALANCE SHEET DATA:
                            U.S. dollars in thousands

                                              AS OF DECEMBER 31,    AS OF JUNE 30,
Balance sheet data:                            2004        2005          2006
                                             --------   ---------   --------------
Working capital                              $ 25,048   $  20,627      $  16,646
Total assets                                   31,365      30,871         27,139
Long-term liabilities                           1,985       2,243          2,482
Preferred shares of a subsidiary               35,789      38,567         39,068
Shareholders' equity (deficiency)            $ (9,891)  $ (12,193)     $ (17,185)

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

1. RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2006 COMPARED TO SIX MONTHS ENDED JUNE 30, 2005.

REVENUES

      We generate our revenues mainly from sales of network processors chips and to a lesser extent from the sales of network processor-based systems, software tools and maintenance and support services. For the six months ended June 30, 2006, our revenues decreased by $864,000, or 22%, to $3,012,000 from $3,876,000 in the same period in 2005. This decrease is the result of fluctuations in customer's orders, as such customers are still in their initial volume production stages for their communication equipment. The average time that elapses from design win to production is approximately two years. Volume orders can be expected only after our customer's equipment enters production. Once entering production, our revenue ramp-up depends on the success of our customers' new products that incorporate our network processors and on market acceptance of these products. Although our customer and design wins base continues to grow, our revenues still reflect sales to only a handful of our customers that have products in volume production. As a result, we have not as yet generated a sustained or stable revenue growth pattern.

COST OF REVENUES

      Cost of revenues consists primarily of the cost of network processor chips purchased from our contract manufacturers and to a lesser extent from the cost of network processor-based systems, labor costs associated with maintenance and support services as well as other production management and facilities related costs. For the six months ended June 30, 2006, our cost of revenues decreased by $98,000, or 7%, to $1,390,000 (46% of revenues) from $1,488,000 (38% of revenues) in the same period in 2005. The decrease in cost of revenues is a result of the decrease in revenues. The increase in cost of revenues as a percentage of revenues is mainly the result of product mix, with a higher portion of chips and other hardware products compared to software and services in the 2006 period.

GROSS PROFIT

      For the six months ended June 30, 2006, gross profit decreased by $817,000, or 36%, to $1,451,000 (48% of revenues) from $2,268,000 (59% of revenues) in the same period in 2005. This decrease was attributable to the decrease in revenues, combined with a higher portion of hardware products compared to software and services and an increase in the amortization of developed technology (resulting from the June 2005 share exchange agreement -see below) in the 2006 period.

RESEARCH AND DEVELOPMENT COST, NET

      Research and development costs consist mainly of the salary and benefits of engineers and costs related to external engineering design services. Reported figures consist entirely of EZchip's research and development costs. For the six months ended June 30, 2006, research and development costs decreased by $492,000, or 10%, to $4,278,000 from $4,770,000 in the 2005 period. This decrease was primarily attributable to higher engineering design expenses paid during the second quarter of 2005 to external contractors for engineering services associated with the final stage of the design and tape-out of our NP-2 network processor.

IN PROCESS RESEARCH AND DEVELOPMENT WRITE OFF

      In 2005 we recorded an in-process research and development write-off in the amount of $1,475,000 in connection with our purchase of EZchip shares in an exchange transaction that occurred in June 2005. See note 3 to the 2005 financial statements.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

      Selling, general and administrative expenses consist primarily of salaries, costs associated with our participation in trade shows and travel expenses as well as legal, accounting and other administrative costs. For the six months ended June 30, 2006, these expenses increased by $172,000, or 9%, to $2,088,000 from $1, 916,000 in the same period in 2005. This increase is attributable mainly to sales and marketing promotion activities and labor related costs (including our adoption of SFAS 123(R)).

FINANCIAL AND OTHER EXPENSES, NET

      Financial and other income/(expenses) reflects the income or expenses both from traditional investment income or financing expenses and from exchange rate fluctuations and currency translation. Most of our financial expenses (in both periods) are composed of non-cash interest accruals on EZchip's Series C Preferred shares. The EZchip Series C Preferred shares were issued in March 2003 ($11.2 million to minority holders), March 2004 ($2.7 million to minority holders) and July 2005 ($3.1 million to minority holders) and bear 6% annual interest. For the six months ended June 30, 2006, net financial expenses increased by $68,000, or 62%, to $178,000 from net financial expenses of $110,000 in the same period in 2005. This increase is mainly attributable to higher non-cash interest accruals on EZchip's Series C Preferred shares in the 2006 period (resulting from the July 2005 series C financing) and to a lesser extent to expenses related to exchange rate fluctuations (resulting from the increase in the value of the NIS compared to the US$). Theses expenses were partially offset by higher financial income in the 2006 period, resulting from higher interest rates earned on our cash, cash equivalents and marketable securities balances.

2. LIQUIDITY AND CAPITAL RESOURCES

      Historically we have satisfied our financial requirements primarily through equity investments, funds provided by operations and, through research and development grants. EZchip's research and development has not been funded by Israel's Office of Chief Scientist, but rather has been funded through the proceeds of third party investments, combined with contributions by LanOptics.

      In 2000, we conducted two rounds of financing for EZchip, raising $27.2 million through the private placement of EZchip's Series A and B Preferred shares, of which we invested $2 million. The amount of investments by third parties was recorded as preferred shares of a subsidiary in our financial statements. In addition, we made a $2 million investment in EZchip during 2000.

      In early 2003 EZchip raised $13.5 million in a private placement of Series C Preferred shares, of which amount we invested $2.3 million. In addition, EZchip obtained a $3 million credit facility, of which $1.5 million was drawn down. In September 2004 the $1.5 million was repaid.

      Under the terms of the Series C Preferred share financing, EZchip was authorized to raise an aggregate additional amount of up to $8 million at one or more additional closing to be initiated within 24 months of the initial investment of $13.5 million. On March 9, 2004, EZchip raised the additional $8 million, of which we invested $5.3 million.

      In July 2005 EZchip raised an additional $10.0 million in a private placement of Series C Preferred shares, including a $6.9 million investment by LanOptics.

      On September 13, 2006 EZchip secured an additional $4 to $6 million in financing from a credit line facility. EZchip has drawn down $4 million under this facility, which amount may be increased to $6 million upon achievement of certain operational milestones.

      On December 16, 2003 we concluded a $6 million private placement of our ordinary shares to Deutsche Bank AG, London Branch. $5.3 million of the proceeds were used to fund the exercise of our option to purchase EZchip Series C Preferred shares, which increased our ownership interest in EZchip to 53.4%. The investors in this private placement were granted warrants to purchase 187,500 Ordinary shares at an exercise price of $11.39 per share with an exercise period of five years

      On November 26, 2004 we concluded a $14.3 million private placement of our ordinary shares to several institutional investors. The private placement was undertaken to strength our balance sheet and insure our control over EZchip in the event of additional private investment in EZchip, as well as for other general corporate purposes. The investors in this private placement were granted warrants to purchase 478,800 Ordinary shares at an exercise price of $15.5 per share with an exercise period of five years

      As of June 30, 2006 we had $16.6 million in working capital and $15.7 million in cash, cash equivalents and marketable securities. Our cash, cash equivalents and marketable securities balance decreased by approximately $3.8 million in the first half of 2006 mainly as a result of operating activities. There was no significant investment or financing activities during that time.

      We believe that our unused cash, cash equivalents and marketable securities balances will provide sufficient cash resources to finance our operations at least through the end of 2007. However, if we grow more rapidly than currently anticipated or, if we do not generate sufficient revenues, it is possible that we would require additional funds before the end of such period.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             LANOPTICS LTD.
                                             (Registrant)

                                             By: /s/Dror Israel
                                             ------------------
                                             Dror Israel
                                             Chief Financial Officer

Date: September 29, 2006